Exhibit 99.1

Key Information Relating to the Cash Dividend to Be Paid by Cool Company Ltd. (Ticker: CLCO)

HAMILTON, Bermuda--(BUSINESS WIRE)--August 31, 2023--Note to shareholders who hold shares registered in Euronext Securities Oslo, the central securities depository in Norway (the “VPS”):

Due to implementation of the Central Securities Depository Regulation (“CSDR”) in Norway, please note the information on the payment date to the shares registered in the VPS below.

Dividend amount: $0.41 per share
Declared currency: USD. Dividends payable to shares registered in the VPS will be distributed in NOK.
Last day including right: September 7, 2023
Ex-date: September 8, 2023
Record date: September 11, 2023
Payment date: On or about September 18, 2023. Due to the implementation of CSDR in Norway, dividends payable to shares registered in the VPS will be distributed on or about September 22, 2023.

Date of approval: August 30, 2023

For more information, questions should be directed to:
c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer
John Boots - Chief Financial Officer

This announcement is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and the requirements under the EU Market Abuse Regulation. This announcement was published by Johannes Boots, CFO of Cool Company Ltd, at the date and time set out above.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements relating to the Company’s cash dividend, including record, ex- and payment dates, and other non-historical matters. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Contacts

Richard Tyrrell - Chief Executive Officer
John Boots - Chief Financial Officer
+44 207 659 1111 / ir@coolcoltd.com